UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

______________

PORTUGAL TELECOM, SGPS, S.A.

(Name Of Subject Company (Issuer))

______________

SONAE, SGPS, S.A.

SONAECOM, SGPS, S.A.

(Names of Filing Persons (Offerors))

______________

ORDINARY SHARES

AMERICAN DEPOSITARY SHARES

(Title of Class of Securities)

______________

Ordinary Shares (ISIN: PTPTC0AM0009)

American Depositary Shares (CUSIP: 737273102)

(CUSIP Number of Class of Securities)

______________

Andre Sousa Sonae, SGPS, S.A.	Luisa Ferriera Sonaecom, SGPS, S.A.
Lugar do Espido, Via Norte 4471-909 Maia, Portugal Tel: +351220121717	Rua Henrique PousAo, 432 4460-481 Senhora da Hora, Portugal Tel: +351229572270

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons

______________

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)
Not Applicable	Not Applicable

(1)	No filing fee is required pursuant to General Instruction D of Schedule TO.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

Item 12: EXHIBITS

(a)(5)(i)

Announcement released on September 27, 2006 by Sonaecom, SGPS, S.A. which includes an English translation prepared by Sonaecom, SGPS, S.A. of the draft decision of the Portuguese Competition Authority related to the offer by Sonaecom, SGPS, S.A. for Portugal Telecom, SGPS, S.A.

(a)(5)(i)

* * *

This press announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the proposed offer (the “Offer”) for the shares of Portugal Telecom, SGPS, S.A. (“PT”), or otherwise. The Offer will be made solely by an offer document containing and setting out the terms and conditions of the Offer (the “Offer Document”) and the letter of transmittal and form of acceptance (the “Acceptance Forms”), which will contain details of how the Offer may be accepted. In the United States, Sonaecom, SGPS, S.A. (“Sonaecom”) will be filing a Tender Offer Statement containing the Offer Document, the Acceptance Forms and other related documentation with the US Securities and Exchange Commission (the “SEC”) on Schedule TO (the “Tender Offer Statement”) and PT is expected to file a Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC after the Offer Document is made available to PT shareholders. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by Sonaecom and PT in connection with the Offer will be available from the date the Offer Document is made available to PT shareholders on the SEC’s website at http://www.sec.gov. The Offer Document and the Acceptance Forms will be made available by Sonaecom or its duly designated agent to all PT shareholders at no charge to them. PT shareholders are strongly advised to read the Offer Document and the Acceptance Forms, and any other relevant documents filed with the SEC, as well as amendments and supplements to those documents because they will contain important information. PT shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.

Unless otherwise determined by Sonaecom and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Australia, Canada or Japan. Accordingly, unless otherwise determined by Sonaecom and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

Notwithstanding the foregoing, Sonaecom retains the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation. The availability of the Offer to persons not resident in Portugal or the United States may be affected by the laws of the relevant jurisdiction. Persons who are not resident in Portugal or the United States should inform themselves about and observe any applicable requirements.

The Offer will be made by Sonaecom and/or its affiliates and (outside the United States) by Banco Santander de Negócios Portugal, S.A., on its or their behalf.

* * * *

SONAECOM, S.G.P.S., S.A.

Sociedade Aberta

Registered Office: Lugar do Espido, Via Norte, Maia

Tax number 502 028 351

Maia Commercial Registration Office number 502 028 351

Share Capital Euro 296.526.868

ANNOUNCEMENT

In accordance and for the purposes of article 248 of the Portuguese Securities Code, Sonaecom, SGPS, S.A. hereby informs about the terms of the notification received from the Competition Authority, from which confidential information has been previously removed.

By the Board of Directors,

Maia, 27 September 2006

In accordance with no. 1 of article 38 of Law 18/2003, of 11 June, you are hereby notified that the Competition Authority has reached a draft decision of non-opposition in the sense of paragraph a) of no. 1 and no. 2 of article 37, that refers to no. 3 of article 35, all these of Law 18/2003, of 11 June, that includes a set of conditions and obligations intended to ensure the fulfilment of the commitments that were made by Sonaecom, SGPS, S.A., which comprise the following:

Concerning the Fixed Network business, Sonaecom commits:

- to present to the Competition Authority a model for the horizontal separation of the Fixed Networks and a model for the functional vertical separation of the Basic Fixed Network, to implement the horizontal separation of the Fixed Networks in compliance with a model approved by the Competition Authority, and to carry out, as it may elect, the sale of the Copper Fixed Network business or the Cable Fixed Network Business, all within a ........... term.

- subsequently (Phase 2):

a)

in the event that the Cable Fixed Network Business is divested as a result of the fulfilment of the Commitments, to implement, ...................................................... the functional vertical separation of the Basic Fixed Network in compliance with a model approved by the Competition Authority;

b)

in the even that neither of the Fixed Network businesses are disposed of within the abovementioned ...................... term, to grant to a third party the necessary powers to....................................................

- to return to ANACOM, in the event of overlapping individual rights of use, certain frequencies regarding fixed wireless access (FWA) ...........................................

- to extend to all ducts that are owned or rightfully used, now or in the future, by companies already controlled by Sonaecom or that become controlled by Sonaecom as a consequence of the Operation (for as long as the controlling relationship is maintained), the obligations to grant access to third parties currently arising from ORAC PT (Reference Offer of Access to Ducts).

Concerning the Content business, Sonaecom commits:

- to sell the Freely Transferable Shareholdings and .................. Limited Transfer Shareholdings;

- to grant the necessary powers ..................... Limited Transfer Shareholdings that were not ......................

- to ensure the necessary conditions for the development of competition concerning the Content business.

Concerning the Mobile Network business, Sonaecom commits:

- to grant access to MVNOs (including the purchaser of the Fixed Network business);

- to facilitate the entrance of a new MNO,

• by allowing the use of the spectrum frequencies GSM900, GSM1800 and UMTS;

• by disposing of Sites;

• by disposing of Sites ..........................................

• by entering into an MVNO agreement with the new MNO;

• and by ensuring the necessary co-location conditions;

- to create the necessary conditions to mitigate the net effects;

- to respect Price Cap mechanisms;

- to create the necessary conditions to reduce the clients’ fidelity terms.

The reasons for and the details of the systematic conditions and obligations are set forth in the Draft Decision that will be delivered tomorrow.

This notification does not replace the complete text of the Draft Decision and all its elements. You are therefore granted a 10 working-day term to comment on the Draft Decision which will be personally handed tomorrow, 28 September 2006, should you decide to do so, and to present all such comments together with non-confidential copies of the elements and documents containing such information.

The process will be available for consultation at the Competition Authority premises from 9.30H to 13.00H and from 14.30H to 17.30H and you should previously contact the employees responsible for the process through telephone no. 21 790 20 00.

We furthermore inform that, in accordance with no. 4 of article 38 of Law 18/2003, the Audience of Interested Parties suspends the term referred to in no. 1 of article 34 of the aforementioned Law.

Best regards,

Prof. Dr. Abel Mateus

(Chairman of the Board of the Competition Authority)